                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                              ENVIRITE CORPORATION
                              --------------------
                                (Name of Issuer)

                              ENVIRITE CORPORATION
                              --------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                          (Title of Class Securities)


                              Common Stock - None
                              -------------------
                     (CUSIP Number of Class of Securities)

                                  On Behalf of
                              Envirite Corporation

                              Gil C. Tily, Esquire
                             Dechert Price & Rhoads
                        Princeton Pike Corporate Center
                                 P.O. Box 5218
                              Princeton, NJ 08543
                                 (609) 520-3224
_______________________________________________________________________________
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


Calculation of Filing Fee

         Transaction                             Amount of Filing Fee
         Valuation*

                  $9,500,000                   $1,900
         ______________________________________________________________________
*Based upon the aggregate maximum amount of cash to be paid to shareholders pursuant to the offer.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  _______________________________________
Form or Registration No.:  _____________________________________
Filing Party:  _________________________________________________
Date Filed:  ___________________________________________________
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            This Rule 13e-4 Transaction Statement (the "Statement") relates to the offer by Envirite Corporation, a Pennsylvania corporation (the "Company") to purchase up to $9,500,000 of its outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), at a price between $8.01 and $8.65 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase being delivered to shareholders on the date hereof, (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").


  ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is Envirite Corporation, a Pennsylvania corporation (the "Company"), which has its principal executive offices at Suite 250, 620 West Germantown Pike, Plymouth Meeting, PA 19462, (telephone number (610) 828-8655).

  (b) The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per Share. Reference is hereby made to the information set forth on the cover page and the "Introduction and Summary" of the Offer to Purchase, which is incorporated herein by reference.

  (c) Reference is hereby made to the information set forth in "Purchase Price for Shares; Special Dividend" and "Purpose of Offer; Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

  (d) Not applicable.

  ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Reference is hereby made to the information set forth in "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

  (b) Not applicable.

  ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) Reference is hereby made to the information set forth in "Purchase Price for Shares; Special Dividend" and "Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Company has no present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the

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

  Company or any class of its equity securities as is listed in paragraphs (a) through (j) of Item 3 of Schedule 13E-4.

  ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  Reference is hereby made to the information set forth in "Transactions and Agreements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Reference is hereby made to the information set forth in "Information Concerning the Company" and "Transactions and Agreements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  the Company does not intend to hire or compensate any borker, dealer or other person to make solicitations or recommendations in connection with the Offer.

  ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) Reference is hereby made to the information set forth in "Certain Information Concerning the Company" of the Offer to Purchase and Appendix I - "Financial Information", which is incorporated herein by reference.

  ITEM 8. ADDITIONAL INFORMATION.

  (a) None.

  (b) None.

  (c) Not applicable.

  (d) None.

  (e) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

  ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1) -- Form of Offer to Purchase
        (a)(2) -- Form of Letter of Transmittal, together with
                  Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.

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

       (b)  --  None.
       (c)  --  None.
       (d)  --  None.
       (e)  --  None.
       (f)  --  None.


                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ENVIRITE CORPORATION



                                     By:    /s/   Ron Pirollo
                                         ---------------------------
                                           Treasurer

  Dated: December 22, 1995


                                 EXHIBIT INDEX


  EXHIBIT NO.                     DESCRIPTION                    PAGE*
  -----------                     -----------                    -----


  (a)(1) --  Offer to Purchase

  (a)(2) --  Form of Letter of Transmittal, together with Guidelines for
             Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(3) --  Form of Notice of Guaranteed Delivery

  (b)    --  None
  (c)    --  None
  (d)    --  None
  (e)    --  None
  (f)    --  None


  *Page references are to sequentially numbered copy.

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